SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

Cablevisión Holding S.A.

Tacuarí 1842, 4th. Floor

(1139) Buenos Aires, Argentina

Telephone: +54 11 4309 3417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2208

November 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons GC Dominio S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares (as defined below) of the Issuer and 841,666,658 Class D Shares (as defined below) held by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons Cablevisión Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 841,666,658 Class D Shares beneficially owned by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons VLG Argentina, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 434,909,475

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 434,909,475

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,909,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) * 40.92%

14.	Type of Reporting Person (See Instructions) HC/OO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 434,909,475 Class D Shares beneficially owned by the Reporting Person. The 434,909,475 Class D Shares beneficially owned by the Reporting Person represent 20.19% of the total post-Merger capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

Item 1.  Security and Issuer

This Amendment No. 2 (the “Second Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on January 2, 2018, as amended on June 22, 2018 (the “Schedule 13D”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”) of Telecom Argentina S.A. (the “Issuer” or “Telecom Argentina”), a portion of which is represented by American Depositary Shares (“ADSs”) which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. This Second Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Second Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Second Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

On November 28, 2018, CVH filed a pre-commencement communication under cover of Schedule TO-C, announcing that CVH was served with a decision rendered by the Federal Civil and Commercial Court No. 3 sitting in the City of Buenos Aires granting an injunction ordering the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or the “CNV”) to abstain for six months from issuing any decision with respect to the authorization of the mandatory OPA to acquire Class B Shares of Telecom Argentina that CVH formulated and promoted in accordance with Argentine law on June 21, 2018. The injunction substituted a preliminary injunction rendered by the same court on September 20, 2018. The injunction required CVH to post bond prior to the injunction being served and such bond was deemed accepted by the court effective on the date hereof.

On July 17, 2018, FTL filed a pre-commencement communication under cover of Schedule TO-C whereby it notified that it would no longer jointly participate with CVH as a co-offeror in any U.S. offer to purchase for cash of any outstanding Class B Shares or ADSs (each ADS representing rights to five Class B Shares) held by U.S. persons and terminated any possible participation in such tender offer as of such date.  Notwithstanding the termination of FTL’s possible participation in the tender offer, FTL, pursuant to section 6.7 of the Telecom Shareholders Agreement, has undertaken to pay and acquire 50% of the Class B Shares and ADSs tendered in the tender offer (subject the right of CVH to acquire by itself the first 43,073,760 Shares).

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG Argentina LLC (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2018

CABLEVISIÓN HOLDING S.A.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman and Chief Executive Officer

GC Dominio S.A.

By:	/s/ Héctor Horacio Magnetto
Name:	Héctor Horacio Magnetto
Title:	Chairman

CABLEVISIÓN HOLDING S.A., as managing member of VLG Argentina LLC.

By:	/s/ Sebastián Bardengo
Name: Sebastián Bardengo
Title: Chairman and Chief Executive Officer of Cablevisión Holding S.A., the managing member of VLG Argentina, LLC